FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June	2003

Research In Motion

(Translation of registrant’s name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

                If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

DOCUMENT INDEX

Document		Page No.

1.	News Release dated June 17, 2003 ("Rogers AT&T Wireless Introduces the BlackBerry 6210 in Canada")	3

Document 1

June 17, 2003

FOR IMMEDIATE RELEASE

Rogers AT&T Wireless Introduces the BlackBerry 6210 in Canada

Toronto, ON and Waterloo, ON – June 17, 2003 – Rogers™ AT&T® Wireless and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the commercial availability of the compact BlackBerry 6210 Wireless Handheld™ in Canada. This handheld has a smaller design than previous GSM/GPRS-based BlackBerry® models, increased memory for greater application and data storage, and new support for wireless e-mail synchronization and integrated attachment viewing but is priced to attract an even greater share of the mass market audience. The BlackBerry 6210™ operates on the industry-leading Rogers AT&T Wireless GSM/GPRS network in Canada with support for international roaming*.

While the BlackBerry 6210‘s blue coloured cover certainly stands apart from the traditional black cover, customers will be happy to hear that it still delivers the same popular BlackBerry experience with support for wireless e-mail, phone, SMS, browser and organizer applications, all in a sleek, lightweight, Java-based device.

“Rogers AT&T Wireless has worked closely with Research In Motion and been the first wireless carrier to launch each of RIM’s great new wireless devices in Canada for our GSM/GPRS and Mobitex networks,” said Rob Bruce, Executive Vice President and Chief Marketing Officer, Rogers AT&T Wireless. “The new blue cover, compact design and competitive price of the BlackBerry 6210 is sure to appeal to an even wider audience than previous integrated wireless voice and data devices. The new handheld device is available in Canada only from Rogers AT&T Wireless and adds further power to the line up of BlackBerry applications with the integrated attachment viewer and wireless e-mail synchronization feature.”

“Rogers and RIM continue to offer world-class connectivity solutions and I expect the BlackBerry 6210 to be another extremely popular choice with Canadian customers,” said Mark Guibert, Vice President of Corporate Marketing at Research In Motion. “With integrated support for ‘push-based’ email, a built-in GSM phone, a browser for the wireless Internet, a connected organizer and an open standards based platform, the BlackBerry 6210 gives mobile professionals a distinct advantage in today’s fast-paced society.”

The BlackBerry 6210 costs $449.00 CDN with a two-year service agreement from Rogers AT&T Wireless and is available for purchase across Canada through Rogers AT&T Wireless dealer and retail points of sale, or online at www.rogers.com. Rogers AT&T Wireless offers the widest selection of BlackBerry handhelds in North America, including the BlackBerry 6710 which also operates on the Rogers AT&T Wireless GSM/GPRS network, and the BlackBerry 950 and BlackBerry 957 handhelds, which operate on the Rogers AT&T Wireless Mobitex network.

About Research In Motion (RIM) Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Rogers AT&T Wireless Rogers Wireless Inc. operates under the co-brand Rogers AT&T Wireless and has offices in Canadian cities from coast to coast. Rogers AT&T Wireless is Canada’s leading wireless communications service provider, offering a complete range of wireless solutions including Digital PCS, cellular, advanced wireless data services, and one and two-way messaging services to a total of more than 3.8 million customers across the country. Rogers Wireless Communications Inc. (TSE: RCM.B; NYSE: RCN) is approximately 56% owned by Rogers Communications Inc., and approximately one-third owned by AT&T Wireless Services, Inc.

*For more information including countries where GSM/GPRS roaming is available, visit www.rogers.com. Some restrictions apply.

™ Rogers Communications Inc. Used under License. ® AT&T Corp. Used under License.

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Jennifer Brooks

Rogers AT&T Wireless
416-935-7167
jbrooks4@rci.rogers.com

Courtney Flaherty
Brodeur Worldwide for RIM
212-771-3637
cflaherty@brodeur.com

RIM Investor Relations
519.888.7465
investor_relations@rim.net

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited

Registrant

Date:	June 17, 2003	By:	/s/ Rob Duncan

(Signature)
Rob Duncan
Vice President, Corporate Controller